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October 9, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProLung, Inc. (the “Company”) DFAN14A filed by Steven C. Eror et al. Filed October 1, 2018 File No. 001-38362

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 2, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Steven C. Eror, and we provide the following responses on Mr. Eror’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

1.	We note Mr. Eror’s statement that he and his fellow participants in the solicitation have already collected consents from shareholders owning more than 50% of the Company’s outstanding shares. Please advise us as to whether this statement takes into account revocations of previously-issued consents. To the extent such information is unknown to Mr. Eror and his fellow participants, please qualify the disclosure accordingly. For additional guidance on claims regarding the results of a solicitation, refer to Note d. of Rule 14a-9.

Mr. Eror acknowledges the Staff’s comment and advises the Staff that Mr. Eror’s statement takes into account revocations of previously-issued consents to the best of Mr. Eror’s knowledge. Mr. Eror acknowledges and confirms that Mr. Eror and his fellow participants will qualify any future disclosure accordingly to the extent any information is unknown or in question at such time.

2.	Please advise us, with a view toward revised disclosure, why Mr. Eror and his fellow participants do not provide more specificity regarding the timing of their formal delivery of consents to the Board.

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Mr. Eror acknowledges the Staff’s comment and advises the Staff that he and his fellow participants did not provide more specificity regarding the timing of the formal delivery of written consents to the Board because, after receiving white consent cards from shareholders representing over 50% of the Company’s outstanding shares, Mr. Eror and his counsel anticipated that it would take several days to review and confirm the validity of such consents under the Delaware General Corporation Law and to ensure that, in the event the Company challenges the validity of certain of the consents delivered on white cards, a large enough cushion of consents are delivered to compensate for any subsequent revocations by shareholders of previously issued consents of which Mr. Eror and his fellow participants may not be aware. In addition, Mr. Eror and his counsel anticipated that it would take several days to prepare the consolidated package of consents for simultaneous hand delivery and secure electronic transmission to the Company.

In addition, following the issuance of the press release on September 28, 2018, Mr. Eror and his fellow participants have engaged in discussions with the Board. Depending on the outcome of these discussions, Mr. Eror and his fellow participants may seek to reach an amicable agreement with the Company regarding the composition of the Board prior to any delivery of the white card written consents to the Company.

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The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.

cc: Steven C. Eror